UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

ATNA RESOURCES LTD.
510 - 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ] Form 40-F [ ]

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [ X ]

Documents Filed:
EX-1 Form 51-102F3 Material Change Report dated November 4, 2004
EX-2 Form 51-102F3 Material Change Report dated November 4, 2004
EX-3 September 30, 2004 Interim Consolidated Financial Statements
EX-4 Management Discussion and Analysis of Financial Condition
EX-99 CEO Certification of Interim Filings
EX-99 CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.
(Registrant)

By /s/ Teresa Cheng
Teresa Cheng
Corporate Secretary & C.F.O.

Date: November 18, 2004